SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------


                                  SCHEDULE 13D
                                 (Rule 13d-101)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                    PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13d-2(a)

                               (Amendment No. 9)1

                         QUERYOBJECT SYSTEMS CORPORATION
--------------------------------------------------------------------------------
                                (Name of issuer)

                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of class of securities)

                                   74833H 10 0
--------------------------------------------------------------------------------
                                 (CUSIP number)

                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                 505 Park Avenue
                            New York, New York 10022
                                 (212) 753-7200
--------------------------------------------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                February 7, 2001
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)

            If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

            Note. The Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)


                              (Page 1 of 23 Pages)

_____________________
     1            The  remainder  of this  cover  page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior page.

                  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

------------------------------                     -----------------------------
CUSIP No. 74833H 10 0                 13D            Page 2 of 23 Pages
------------------------------                     -----------------------------


================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                         Wheatley Partners, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     WC, OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     Delaware
--------------------------------------------------------------------------------
   NUMBER OF       7      SOLE VOTING POWER
     SHARES
  BENEFICIALLY                  4,294,842(1) shares
    OWNED BY
       EACH
   REPORTING
   PERSON WITH -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                370,680(2) shares
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                4,294,842(1) shares
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                370,680(2) shares
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     4,665,522(1)(2) shares
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*  |_|
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     32.7%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Includes 1,688,627 shares of Common Stock issuable upon exercise of warrants held by Wheatley Partners, L.P.
(2) Includes 146,791 shares of Common Stock issuable upon exercise of warrants held by Wheatley Foreign Partners, L.P., of which Wheatley Partners, L.P. disclaims beneficial ownership.

------------------------------                     -----------------------------
CUSIP No. 74833H 10 0                 13D            Page 3 of 23 Pages
------------------------------                     -----------------------------


================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                    Barry Rubenstein
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     PF, OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     United States
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
  SHARES
BENEFICIALLY                    305,151(1) shares
  OWNED BY
    EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                8,007,863(2) shares
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                305,151 (1) shares
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                8,007,863(2) shares
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     8,313,014(1)(2) shares
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*  |_|
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     51.4%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Includes 64,237 shares of Common Stock issuable upon exercise of options held by Mr. Rubenstein.

(2) Includes (a) 334,375 shares of Common Stock issuable upon exercise of warrants held by Woodland Partners,(b) 501,042 shares of Common Stock issuable upon exercise of warrants held by Woodland Venture Fund, (c) 501,042 shares of Common Stock issuable upon exercise of warrants held by

------------------------------                     -----------------------------
CUSIP No. 74833H 10 0                 13D            Page 4 of 23 Pages
------------------------------                     -----------------------------


      Seneca Ventures, (d) 1,688,627 shares of Common Stock issuable upon exercise of warrants held by Wheatley Partners, L.P., (e) 146,791 shares of Common Stock issuable upon exercise of warrants held by Wheatley Foreign Partners, L.P.,(f) 200,000 shares of Common Stock issuable upon exercise of options held by Rev-Wood Merchant Partners, and (g) 333,333 shares of Common Stock issuable upon exercise of warrants held by Brookwood Partners, L.P. Mr. Rubenstein disclaims beneficial ownership of the securities held by Woodland Partners, Woodland Venture Fund, Seneca Ventures, Wheatley Partners, L.P., Wheatley Foreign Partners, L.P., Rev-Wood Merchant Partners and Brookwood Partners L.P., except to the extent of his respective equity interest therein.

------------------------------                     -----------------------------
CUSIP No. 74833H 10 0                 13D            Page 5 of 23 Pages
------------------------------                     -----------------------------


================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                       Irwin Lieber
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     United States
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    140,730(1) shares
  OWNED BY
    EACH
 REPORTING
PERSON WITH
               -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                4,665,522(2) shares
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                140,730(1) shares
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                4,665,522(2) shares
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     4,806,252(1)(2) shares
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*  |_|
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     33.5%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Includes 68,750 shares of Common Stock issuable upon exercise of options held by Mr. Lieber.

(2) Includes (a) 1,688,627 shares of Common Stock issuable upon exercise of warrants held by Wheatley Partners, L.P. and (b) 146,791 shares of Common Stock issuable upon exercise of warrants held by Wheatley Foreign Partners,

------------------------------                     -----------------------------
CUSIP No. 74833H 10 0                 13D            Page 6 of 23 Pages
------------------------------                     -----------------------------


      L.P., of which Mr. Lieber disclaims beneficial ownership, except to the extent of his respective equity interest therein.

------------------------------                     -----------------------------
CUSIP No. 74833H 10 0                 13D            Page 7 of 23 Pages
------------------------------                     -----------------------------


================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                       Seth Lieber
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)          |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     United States
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    695(1) shares
  OWNED BY
     EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                4,665,522(2) shares
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                695(1) shares
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                4,665,522(2) shares
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     4,666,217(1)(2) shares
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*  |_|
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     32.8%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Consists of 695 shares of Common Stock issuable upon exercise of options held by Mr. Lieber.

(2) Includes (a) 1,688,627 shares of Common Stock issuable upon exercise of warrants held by Wheatley Partners, L.P. and (b) 146,791 shares of Common Stock issuable upon exercise of warrants held by Wheatley Foreign Partners,

------------------------------                     -----------------------------
CUSIP No. 74833H 10 0                 13D            Page 8 of 23 Pages
------------------------------                     -----------------------------

      L.P., of which Mr. Lieber disclaims beneficial ownership, except to the extent of his respective equity interest therein.

------------------------------                     -----------------------------
CUSIP No. 74833H 10 0                 13D            Page 9 of 23 Pages
------------------------------                     -----------------------------


================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                      Jonathan Lieber
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)          |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     United States
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY
 OWNED BY                       695(1) shares
   EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                4,665,522(2) shares
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                695(1) shares
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                4,665,522(2) shares
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     4,666,217(1)(2) shares
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*  |_|
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     32.8%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Consists of 695 shares of Common Stock issuable upon exercise of options held by Mr. Lieber.

(2) Includes (a) 1,688,627 shares of Common Stock issuable upon exercise of warrants held by Wheatley Partners, L.P. and (b) 146,791 shares of Common Stock issuable upon exercise of warrants held by Wheatley Foreign Partners,

------------------------------                     -----------------------------
CUSIP No. 74833H 10 0                 13D            Page 10 of 23 Pages
------------------------------                     -----------------------------


      L.P., of which Mr. Lieber disclaims beneficial ownership, except to the extent of his respective equity interest therein.

------------------------------                     -----------------------------
CUSIP No. 74833H 10 0                 13D            Page 11 of 23 Pages
------------------------------                     -----------------------------


================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                             Wheatley Foreign Partners, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     WC, OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)          |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     Delaware
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    370,680(1) shares
 OWNED BY
   EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                4,294,842(2) shares
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                370,680(1) shares
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                4,294,842(2) shares
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     4,665,522(1)(2) shares
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*  |_|
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     32.7%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                     PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Includes 146,791 shares of Common Stock issuable upon exercise of warrants held by Wheatley Foreign Partners, L.P.
(2) Includes 1,688,627 shares of Common Stock issuable upon exercise of warrants held by Wheatley Partners, L.P., of which Wheatley Foreign Partners, L.P. disclaims beneficial ownership.

------------------------------                     -----------------------------
CUSIP No. 74833H 10 0                 13D            Page 12 of 23 Pages
------------------------------                     -----------------------------


================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                     Seneca Ventures
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     WC, OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)          |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     New York
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    970,006(1) shares
 OWNED BY
   EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                0 shares
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                970,006(1) shares
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                0 shares
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     970,006(1) shares
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*  |_|
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     7.5%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                     PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Includes 501,042 shares of Common Stock issuable upon exercise of warrants held by Seneca Ventures.

------------------------------                     -----------------------------
CUSIP No. 74833H 10 0                 13D            Page 13 of 23 Pages
------------------------------                     -----------------------------


================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                   Woodland Venture Fund
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     WC, OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)          |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     New York
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
    SHARES
BENEFICIALLY
  OWNED BY                      1,010,495(1) shares
    EACH
  REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                0 shares
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                1,010,495(1) shares
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                0 shares
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     1,010,495(1) shares
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*  |_|
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     7.8%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                     PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Includes 501,042 shares of Common Stock issuable upon exercise of warrants held by Woodland Venture Fund.

------------------------------                     -----------------------------
CUSIP No. 74833H 10 0                 13D            Page 14 of 23 Pages
------------------------------                     -----------------------------


================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                    Woodland Partners
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     WC, OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)          |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     New York
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    625,849(1) shares
  OWNED BY
    EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                0 shares
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                625,849(1) shares
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                0 shares
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     625,849(1) shares
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*  |_|
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     4.9%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                     PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Includes 334,375 shares of Common Stock issuable upon exercise of warrants held by Woodland Partners.

------------------------------                     -----------------------------
CUSIP No. 74833H 10 0                 13D            Page 15 of 23 Pages
------------------------------                     -----------------------------


================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                Rev-Wood Merchant Partners
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)          |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     New York
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
    SHARES
BENEFICIALLY                    200,000(1) shares
 OWNED BY
   EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                0 shares
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                200,000(1) shares
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                0 shares
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     200,000(1) shares
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*  |_|
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     1.6%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                     PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Consists of 200,000 shares of Common Stock issuable upon exercise of options held by Rev-Wood Merchant Partners.

------------------------------                     -----------------------------
CUSIP No. 74833H 10 0                 13D            Page 16 of 23 Pages
------------------------------                     -----------------------------


================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                 Brookwood Partners, LP
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)          |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     New York
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    535,991(1) shares
 OWNED BY
   EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                0 shares
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                535,991(1) shares
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                0 shares
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     535,991(1) shares
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*  |_|
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     4.2%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                     PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Includes 333,333 shares of Common Stock issuable upon exercise of warrants held by Brookwood Partners LP.

------------------------------                     -----------------------------
CUSIP No. 74833H 10 0                 13D            Page 17 of 23 Pages
------------------------------                     -----------------------------


================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                      Barry Fingerhut
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)          |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     New York
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    71,980 shares
 OWNED BY
   EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                4,665,522(1) shares
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                71,980 shares
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                4,665,522(1) shares
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     4,737,502(1) shares
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*  |_|
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     33.3%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Includes (a) 1,688,627 shares of Common Stock issuable upon exercise of warrants held by Wheatley Partners, L.P. and (b) 146,791 shares of Common Stock issuable upon exercise of warrants held by Wheatley Foreign Partners, L.P., of which Mr. Fingerhut disclaims beneficial ownership, except to the extent of his respective equity interest therein.

------------------------------                     -----------------------------
CUSIP No. 74833H 10 0                 13D            Page 18 of 23 Pages
------------------------------                     -----------------------------


                  The following constitutes Amendment No. 9 to the Schedule 13D filed by the undersigned (the "Schedule 13D"). Except as specifically amended by this Amendment No. 9, the Schedule 13D remains in full force and effect.


                  Item 3 is amended to include the following:

Item 3.    Source and Amount of Funds or Other Consideration.
           -------------------------------------------------

                  On February 7, 2001, Wheatley, Wheatley Foreign, Woodland Partners, Woodland Fund, Seneca and Brookwood acquired in a private placement transaction (the "February 7 Offering") 843,333 units, 73,333 units, 166,667 units, 250,000 units, 250,000 units and 166,667 units, respectively. Each unit is composed of one share of Common Stock and warrants to purchase two shares of Common Stock, which warrants are immediately exercisable and terminate on February 7, 2006. The purchase price of these securities was $506,000, $44,000, $100,000, $150,000, $150,000, and $100,000, respectively. Wheatley, Wheatley
Foreign, Woodland Partners, Woodland Fund, Seneca and Brookwood acquired these securities with their respective working capital and other funds.

                  Items 5(a) and (b) are hereby amended to read in their entirety as follows:

Item 5.           Interest in Securities of the Issuer.
                  ------------------------------------

                  (a) The following table sets forth the aggregate number and percentage (based on 12,411,657 shares of Common Stock outstanding as of February 7, 2001, as reported by the Issuer in its Private Placement Memorandum dated January 22,2001 plus 2,050,000 shares of Common Stock issued during the February 7 Offering) of Common Stock beneficially owned by each Reporting Person named in Item 2 of Schedule 13D.

                                                             Percentage of
                                   Shares of Common         Shares of Common
                                        Stock                    Stock
Name                               Beneficially Owned      Beneficially Owned
----                               ------------------      ------------------

Wheatley Partners, L.P.(1)              4,665,522                 32.7%
Barry Rubenstein(2)                     8,313,014                 52.0%
Irwin Lieber(3)                         4,806,252                 33.5%
Barry Fingerhut(4)                      4,737,502                 33.3%
Wheatley Partners, LLC(5)               4,665,522                 32.7%
Seth Lieber(5)(6)                       4,666,217                 32.8%
Jonathan Lieber(5)(6)                   4,666,217                 32.8%
Wheatley Management Ltd.(7)               370,680                  3.0%
Wheatley Foreign Partners, L.P.(8)      4,665,522                 32.7%
Seneca Ventures(9)                        970,006                  7.5%
Woodland Venture Fund(10)               1,010,495                  7.8%
Woodland Partners(11)                     625,849                  4.9%
Rev-Wood Merchant Partners(12)            200,000                  1.6%
Brookwood Partners, LP(13)                535,991                  4.2%
Marilyn Rubenstein(14)                  3,142,342                 22.3%
Woodland Services Corp.(15)             1,980,501                 14.8%

---------------------

------------------------------                     -----------------------------
CUSIP No. 74833H 10 0                 13D            Page 19 of 23 Pages
------------------------------                     -----------------------------

(1) Includes (a) 1,688,627 shares of Common Stock issuable upon exercise of warrants held by Wheatley Partners, L.P. ("Wheatley"), and 146,791 shares of Common Stock issuable upon exercise of warrants held by Wheatley Foreign Partners, L.P. ("Wheatley Foreign"). Wheatley disclaims beneficial ownership of the securities held by Wheatley Foreign.

(2) Includes (i) 64,237 shares of Common Stock issuable upon exercise of options held by Mr. Rubenstein and (ii) (a) 334,375 shares of Common Stock issuable upon exercise of warrants held by Woodland Partners,(b) 501,042 shares of Common Stock issuable upon exercise of warrants held by Woodland Venture Fund, (c) 501,042 shares of Common Stock issuable upon exercise of warrants held by Seneca Ventures, (d) 1,688,627 shares of Common Stock issuable upon exercise of warrants held by Wheatley, (e)146,791 shares of Common Stock issuable upon exercise of warrants held by Wheatley Foreign,(f) 200,000 shares of Common Stock issuable upon exercise of options held by Rev-Wood Merchant Partners, and (g) 333,333 shares of Common Stock issuable upon exercise of warrants held by Brookwood Partners, L.P. Mr. Rubenstein disclaims beneficial ownership of the securities held by Woodland Partners, Woodland Venture Fund, Seneca Ventures, Wheatley, Wheatley Foreign, Rev-Wood Merchant Partners and Brookwood Partners L.P., except to the extent of his respective equity interest therein.

(3) Includes (i) 68,750 shares of Common Stock issuable upon exercise of options held by Mr. Lieber and (ii) (a) 1,688,627 shares of Common Stock issuable upon exercise of warrants held by Wheatley, and (b) 146,791 shares of Common Stock issuable upon exercise of warrants held by Wheatley Foreign, of which Mr. Lieber disclaims beneficial ownership, except to the extent of his respective equity interest therein.

(4) Includes (a) 1,688,627 shares of Common Stock issuable upon exercise of warrants held by Wheatley, and (b) 146,791 shares of Common Stock issuable upon exercise of warrants held by Wheatley Foreign, of which Mr. Fingerhut disclaims beneficial ownership, except to the extent of his respective equity interest therein.

(5) Includes (a) 1,688,627 shares of Common Stock issuable upon exercise of warrants held by Wheatley and (b) 146,791 shares of Common Stock issuable upon exercise of warrants held by Wheatley Foreign. The Reporting Person disclaims beneficial ownership of these securities except to the extent of his or its equity respective ownership in Wheatley and/or Wheatley Foreign.

(6) Includes 695 shares of Common Stock issuable upon exercise of options held by Mr. Lieber.

(7) Includes 146,791 shares of Common Stock issuable upon exercise of warrants held by Wheatley Foreign, of which Wheatley Management disclaims beneficial ownership, except to the extent of its equity interest therein.

(8) Includes (a) 146,791 shares of Common Stock issuable upon exercise of warrants held by Wheatley Foreign, and (b) 1,688,627 shares of Common Stock issuable upon exercise of warrants held by Wheatley. Wheatley Foreign disclaims beneficial ownership of the securities held by Wheatley.

(9) Includes 501,042 shares of Common Stock issuable upon exercise of warrants and held by Seneca.

(10) Includes 501,042 shares of Common Stock issuable upon exercise of warrants held by Woodland Fund.

(11) Includes 334,375 shares of Common Stock issuable upon exercise of warrants held by Woodland Partners.

(12) Consists of 200,000 shares of Common Stock issuable upon exercise of options held by Rev-Wood.

------------------------------                     -----------------------------
CUSIP No. 74833H 10 0                 13D            Page 20 of 23 Pages
------------------------------                     -----------------------------

(13) Includes 333,333 shares of Common Stock issuable upon exercise of warrants held by Brookwood.

(14) Includes (a) 334,375 shares of Common Stock issuable upon exercise of warrants held by Woodland Partners, (b) 501,042 shares of Common Stock issuable upon exercise of warrants held by Woodland Fund, (c) 501,042 shares of Common Stock issuable upon exercise of warrants held by Seneca, and (d) 333,333 shares of Common Stock issuable upon exercise of warrants held by Brookwood. Mrs. Rubenstein disclaims beneficial ownership of the securities held by Woodland Partners, Woodland Fund, Seneca and Brookwood, except to the extent of her respective equity interest therein. Does not include securities held by Barry Rubenstein, the husband of Marilyn Rubenstein.

(15) Includes (a) 501,042 shares of Common Stock issuable upon exercise of warrants held by Woodland Fund, and (b) 501,042 shares of Common Stock issuable upon exercise of warrants held by Seneca, of which Woodland Services Corp. disclaims beneficial ownership, except to the extent of its respective equity ownership therein.

                  (b) Wheatley has sole power to vote and dispose of 4,294,842 shares of Common Stock, including shares issuable upon exercise of warrants, representing approximately 30.5% of the outstanding shares of Common Stock and may be deemed to have shared power to vote and dispose of 370,680 shares of Common Stock, including shares issuable upon exercise of warrants, representing approximately 3.0% of the outstanding shares of Common Stock.

                  By virtue of being the general partner of Wheatley and a general partner of Wheatley Foreign, Wheatley Partners LLC ("Wheatley LLC") may be deemed to have shared power to vote and dispose of 4,665,522 shares of Common Stock, representing approximately 32.7% of the outstanding shares of Common Stock.

                  Seth Lieber and Jonathan Lieber each have sole power to vote and dispose of 695 shares of Common Stock upon the exercise of options, each representing less than 1% of the outstanding shares of Common Stock. By virtue of being a member and an officer of Wheatley LLC, each of Seth Lieber and Jonathan Lieber may be deemed to have shared power to vote and dispose of 4,665,522 shares of Common Stock, representing approximately 32.7% of the outstanding shares of Common Stock.

                  Barry Rubenstein has sole power to vote and dispose of 305,151 shares of Common Stock, including shares issuable upon the exercise of options, representing approximately 2.4% of the outstanding shares of Common Stock. By virtue of being a member and an officer of Wheatley LLC and a general partner of Seneca, Woodland Partners, Woodland Fund, Rev-Wood and Brookwood, Mr. Rubenstein may be deemed to have shared power to vote and dispose of 8,007,863 shares of Common Stock, representing approximately 49.7% of the outstanding shares of Common Stock.

                  Irwin Lieber has sole power to vote and dispose of 140,730 shares of Common Stock, including shares issuable upon the exercise of options, representing approximately 1.1% of the outstanding shares of Common Stock. By virtue of being a member and an officer of Wheatley LLC, Irwin Lieber may be deemed to have shared power to vote and dispose of 4,665,522 shares of Common Stock, representing approximately 32.7% of the outstanding shares of Common Stock.

                  Barry Fingerhut has sole power to vote and dispose of 71,980 shares of Common Stock, representing approximately 0.6% of the outstanding shares of Common Stock. By virtue of being a member and an officer of Wheatley LLC, Barry Fingerhut may be deemed to have shared power to vote and dispose of 4,665,522 shares of Common Stock, representing approximately 32.7% of the outstanding shares of Common Stock.

                  Wheatley Foreign has sole power to vote and dispose of 370,680 shares of Common Stock representing approximately 3.0% of the outstanding shares of Common Stock and may be deemed to have shared power to vote and dispose of

------------------------------                     -----------------------------
CUSIP No. 74833H 10 0                 13D            Page 21 of 23 Pages
------------------------------                     -----------------------------

4,665,522 shares of Common Stock, representing approximately 32.7% of the outstanding shares of Common Stock.

                  By virtue of being a general partner of Wheatley Foreign, Wheatley Management may be deemed to have shared power to vote and dispose of 370,680 shares of Common Stock, representing approximately 3.0% of the outstanding shares of Common Stock.

                  Seneca has sole power to vote and dispose of 970,006 shares of Common Stock, including shares issuable upon exercise of warrants, representing approximately 7.5% of the outstanding shares of Common Stock.

                  Woodland Fund has sole power to vote and dispose of 1,010,495 shares of Common Stock, including shares issuable upon exercise of warrants, representing approximately 7.8% of the outstanding shares of Common Stock.

                  Woodland Partners has sole power to vote and dispose of 625,849 shares of Common Stock, including shares issuable upon exercise of warrants,representing 4.9% of the outstanding shares of Common Stock.

                  Rev-Wood has sole power to vote and dispose of 200,000 shares of Common Stock upon the exercise of options, representing 1.6% of the outstanding shares of Common Stock.

                  Brookwood has sole power to vote and dispose of 535,991 shares
of  Common  Stock,   including   shares  issuable  upon  exercise  of  warrants,
representing 4.2% of the outstanding shares of Common Stock.

                  By virtue of being a general partner of Woodland Partners and Brookwood and an officer of Woodland Services Corp., which is a general partner of Seneca and Woodland Fund, Marilyn Rubenstein may be deemed to have shared power to vote and dispose of 3,142,342 shares of Common Stock, representing approximately 22.3% of the outstanding shares of Common Stock.

                  By virtue of being a general partner of Seneca and Woodland Fund, Woodland Services Corp. may be deemed to have shared power to vote and dispose of 1,980,501 shares of Common Stock, representing approximately 14.8% of the outstanding shares of Common Stock.

                  Item 5(c) is supplemented as follows:

                  (c) The following tables set forth a description of all transactions in shares of Common Stock of the Issuer by the Reporting Persons identified in Item 2 of this Schedule 13D effected during the past sixty days.

------------------------------                     -----------------------------
CUSIP No. 74833H 10 0                 13D            Page 22 of 23 Pages
------------------------------                     -----------------------------

                                             Number of Units
                             Purchase/         Purchased/
Name of Stockholder      Acquisition Date      Acquired (1)   Purchase Price (2)
-------------------      ----------------    --------------   ------------------
Units
Woodland Partners            02/07/01             166,667          100,000.00
Woodland Fund                02/07/01             250,000          150,000.00
Seneca                       02/07/01             250,000          150,000.00
Brookwood                    02/07/01             166,667          100,000.00
Wheatley                     02/07/01             843,333          506,000.00
Wheatley Foreign             02/07/01              73,333           44,000.00

(1) One unit represents one share of Common Stock and warrants to purchase two shares of Common Stock. Each warrant is immediately exercisable and will terminate on February 7, 2006.

(2)         The per unit purchase price was $0.60.

            The securities set forth in the table above were purchased in private placement transactions from the Issuer.

                             Purchase/Acquisition      Number of Shares   Purchase Price
Name of Stockholder                  Date             Purchased/Acquired   (per share)
-------------------                  ----             ------------------  -----------

Common Stock
Barry Rubenstein                 12/29/00                    23,300         0.75837
                                 12/29/00                    15,000         0.97920
                                 12/28/00                    22,300         0.57775

            The securities set forth in the table above were purchased in open market transactions.

------------------------------                     -----------------------------
CUSIP No. 74833H 10 0                 13D            Page 23 of 23 Pages
------------------------------                     -----------------------------

                                   SIGNATURES

            After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 27, 2001             WHEATLEY PARTNERS, L.P.

                                     By: Wheatley Partners, LLC,
                                         the General Partner

                                     By:  /s/ Irwin Lieber
                                          ----------------------------------
                                          Irwin Lieber, President

                                     WHEATLEY FOREIGN PARTNERS, L.P.
                                     By:  Wheatley Partners, LLC, a General
                                          Partner

                                     By:   /s/ Irwin Lieber
                                           ---------------------------------
                                           Irwin Lieber, President

                                          /s/ Irwin Lieber
                                     ---------------------------------------
                                          Irwin Lieber

                                          /s/ Seth Lieber
                                     ---------------------------------------
                                          Seth Lieber

                                          /s/ Jonathan Lieber
                                     ---------------------------------------
                                          Jonathan Lieber

                                          /s/ Barry Fingerhut
                                     ---------------------------------------
                                          Barry Fingerhut

                                          /s/ Barry Rubenstein
                                     ---------------------------------------
                                          Barry Rubenstein

                                     SENECA VENTURES

                                     By:   /s/ Barry Rubenstein
                                         -----------------------------------
                                           Barry Rubenstein, a General Partner

                                     WOODLAND PARTNERS

                                     By:   /s/ Barry Rubenstein
                                           ---------------------------------
                                           Barry Rubenstein, a General Partner

                                     WOODLAND VENTURE FUND

                                     By:   /s/ Barry Rubenstein
                                           ----------------------------------
                                           Barry Rubenstein, a General Partner

                                     REV-WOOD MERCHANT PARTNERS

                                     By:  /s/ Barry Rubenstein
                                          ------------------------------------
                                          Barry Rubenstein, a General Partner

                                     BROOKWOOD PARTNERS, LP

                                     By:  /s/ Barry Rubenstein
                                          ------------------------------------
                                          Barry Rubenstein, a General Partner